UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 12, 2012.

Luxottica Group issues financial calendar for FY 2012

Milan, January 12, 2012 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacturing, distribution and retailing of premium, luxury and sports eyewear, issued today the following financial calendar for fiscal year 2012:

BOARD OF DIRECTORS

Tuesday, January 24	Consolidated net sales for the twelve-month period ended December 31, 2011
Tuesday, February 28	Consolidated results for the fourth quarter of 2011; statutory and consolidated financial statements for fiscal year 2011
Monday, May 7	Consolidated results for the three-month period ended March 31, 2012
Thursday, July 26	Consolidated results for the six-month period ended June 30, 2012
Thursday, October 25	Consolidated results for the nine-month period ended September 30, 2012

After each of the above meetings of the Group’s Board of Directors, Luxottica will issue a press release and, except for the meeting on January 24, hold an investor conference call and webcast to present results for the relevant period(s) to the financial community.

SHAREHOLDERS’ MEETINGS

Friday, April 27	Approval of statutory financial statements for fiscal year 2011 [first call]
Saturday, April 28	Approval of statutory financial statements for fiscal year 2011 [second call]

Any change to the above calendar will be broadly communicated.

Luxottica Group - media and investor relations contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com

- ENDS -

www.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: January 13, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER